Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Vertiv Holdings, LLC:

We consent to the use of our report dated November 26, 2016, except for the effects of changes in reportable operating segments, as discussed in Notes 1, 5 and 16, discontinued operations, as discussed in Notes 1, 4, 5, 6, 10, 16, 17 and 19, the classification of revenues and cost of sales, as discussed in Notes 1 and 16, and classification of shipping and handling costs, as discussed in Notes 1 and 4, as to which the date is March 30, 2018, with respect to the combined statements of earnings (loss), comprehensive income (loss), equity, and cash flow of the Network Power business of Emerson Electric Co. referred to as Vertiv Group Corporation, a wholly owned subsidiary of Vertiv Holdings, LLC, for the year ended September 30, 2016, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Columbus, Ohio

February 7, 2020